VisionWave Holdings, Inc.

300 Delaware Ave., Suite 210 # 301

Wilmington, Delaware 19801

December 27, 2024

Via Edgar

Ms. Aliya Ishmukhamedova

Office of Technology

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:    VisionWave Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-4 Submitted December 4, 2024

CIK No. 0002038439

Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated December 4, 2024 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-4 submitted December 4, 2024 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Amendment No. 2 to Draft Registration Statement on Form S-4 Preliminary Proxy Statement of VisionWave Holdings, Inc., page 4

1.	We note your revised disclosure and response to prior comment 41. Please address the following regarding your disclosure on page 5 and revise as necessary:

●	The total number of shares disclosed here under each scenario does not to agree to the total number of shares disclosed elsewhere throughout the filing (i.e., 12,498,748 shares under the no redemption scenario or 12,174,000 shares under the maximum redemption scenario).

●	You disclose Target affiliates will hold 8,070,427 shares and Target non-affiliates will hold 2,020,573 shares, which does not agree to the 11.0 million shares that will be held by the Target.

●	Explain how you determined the 484,000 shares to be held by the Sponsor or otherwise revise.

Response

We acknowledge the SEC’s comment and have reviewed the disclosure on page 4 of the S-4, which contains no table but includes narrative information about shares being registered. We could not identify the figures 12,249,748 or 12,174,000in the current S-4 filing.

To ensure consistency and clarity, we have made the following corrections and clarifications throughout the filing:

1.	Correction of Target Affiliates’ Shares on Page 5:

o	The number of shares attributed to Target affiliates on page 5 has been corrected to 8,979,427, which aligns with the total 11 million shares to be held by Target post-closing, as detailed in the ownership table and narrative text.

December 27, 2024

2.	Calculation of Sponsor Ownership (484,000 Shares):

o	The Sponsor’s ownership is calculated as follows:

●	375,000 shares directly owned.

●	90,000 units, each consisting of:

●	1 share = 90,000 shares.

●	1/10 of a right = 9,000 shares at closing.

●	Total = 375,000 + 90,000 + 9,000 = 484,000 shares.

o	This calculation has been clarified in the relevant sections of the filing to ensure consistency and transparency.

These corrections ensure that all ownership disclosures are consistent across the filing and align with the accurate calculations of share ownership for both Target affiliates and the Sponsor.

2.	We note your revised disclosures in response to prior comment 4 where you define Former Sponsor. We further note your reference to the issuance of 225,000 private placement units to your Sponsors on page 6. To the extent your reference to “Sponsor” here and elsewhere throughout the filing is referring to your Former Sponsors, please revise to ensure that your references identify the appropriate party.

Response

We acknowledge the SEC’s comment and confirm that the 225,000 units referenced are attributed to the Former Sponsor. These represent private placement units, not shares, and this distinction has been corrected on page 6 and throughout the document.

To ensure clarity and transparency, we have carefully reviewed all references to these units and updated the filing to correctly reflect their attribution under the Former Sponsor. This correction ensures consistency across the ownership tables and narrative sections in the S-4 filing.

3.	We note your revised disclosure in response to prior comment 1. You state on page 6 that the total amount payable for transaction expenses and any outstanding loans or other obligations to the Sponsor is approximately $1.4 million. However, on page 44 you state that it is $14 million. Furthermore, on page 60, you state that the overall at risk amount is $6.3 million, including $840,000 in unreimbursed out-of-pocket expenses. Please correct the discrepancy.

Response

We acknowledge the SEC’s comment and confirm that there was a typographical error on page 44, where the amount should correctly state 1.4 million rather than 14 million, as accurately stated on page 6. This error has been corrected.

Additionally, the language on page 60, under the Sponsor Risk section, has been reviewed for clarity. We propose the following rephrased disclosure to ensure consistency and transparency:

December 27, 2024

Revised Disclosure on Page 60:

“The Sponsor has provided $1.4 million in working capital to the Company to support its operations. The Sponsor currently holds 475,000 shares, which may be subject to loss if the Business Combination does not close. The Sponsor is not entitled to the 9,000 shares related to rights prior to the closing.”

These corrections ensure alignment across the document and provide clear, concise information regarding the Sponsor’s financial contributions and risk exposure.

Certain Defined Terms, page 14

4.	We note your revised disclosures and response to prior comment 5. Please revise here to define VisionWave Technologies, Inc., as “Target” like how you have defined Bannix Acquisition Corporation as “Bannix” or “the Company” and VisionWave Holdings, Inc. as “VisionWave.”

Response

We acknowledge the SEC’s comment and confirm that the definition of “Target” was previously missing. To address this, we have included the definition on page 17 in alphabetical order, as follows:

New Definition Added to Page 17:

●	“Target” means VisionWave Technologies, Inc.

This update ensures the term “Target” is clearly defined and aligns with its usage throughout the filing.

5.	We note your disclosure on page 6 regarding “Sponsor Related Parties,” which you define as “Sponsor, its affiliates, representatives and the SPAC officers and directors.” We also note you refer to Sponsor Related Parties in your Liquidity disclosures on page 154. Please revise to define this term here.

Response

We acknowledge the SEC’s comment and confirm that we have added a definition for ”Sponsor Related Parties” on page 154 to clarify its usage in the filing. The revised text now reads as follows:

Revised Text on Page 154:

“In addition, in order to fund transaction costs in connection with a possible Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, and/or certain of the Company’s officers and directors (‘Sponsor Related Parties’) may, but are not obligated to, provide the Company Working Capital Loans.”

This definition ensures transparency and consistency in referencing Sponsor Related Parties throughout the filing.

Questions and Answers About the Business Combination and the Special Meeting

What equity stake will current the Company Stockholders and Target Shareholders hold in VisionWave immediately after..., page 23

December 27, 2024

6.	Please revise to move the first paragraph here, which addresses the ownership tables now disclosed on pages 25 and 26, so that it immediately precedes the tabular disclosures to which it relates. Additionally, we note your last paragraph on page 27 refers to “the following table” that shows potential impact of redemptions on per share values; however, there is no table following that paragraph. Please revise.

Response

We acknowledge the SEC’s comment and have revised the filing as follows:

1.	Relocation of Ownership Table Discussion:

o	The paragraph discussing ownership tables has been moved to immediately precede the tabular disclosures on pages 25 and 26, ensuring clear and logical presentation of the related narrative.

2.	Addressing Missing Table Reference:

o	On page 27, the paragraph referring to “the following table” has been removed.

These revisions improve the clarity and consistency of the filing in compliance with the SEC’s request.

7.	We note the pro forma net tangible book value, as adjusted amount in the table on page 23 and in footnote (1) on page 24 includes adjustments for the net tangible book value of Target as of September 30, 2024. Similarly, the total shares in the table and in footnote (2) include adjustments for the Target Shareholders. Please revise to remove the effects of the Business Combination from these calculations.

Response

This comment has been resolved by removing the net tangible book value of the Target from the numerator adjustments and removing the Target shareholders from the denominator adjustments in the table on page 23.

8.	We note the introductory language at the top of page 24 to the tabular disclosure of Bannix’s historical net tangible book value as of September 30, 2024, indicates the amounts in the table reflect the business combination with Target. Please revise to exclude such reference and provide revised dilution information that reflect the dilution to SPAC shareholders, which should be calculated as the difference between the SPAC’s IPO price per share and the SPAC’s net tangible book value per share, as adjusted, excluding the impact of the Business Combination transaction.

Response

This comment has been resolved by excluding the impact of the Business Combination transaction from the table on page 24.

9.	Your calculation of net tangible book value per share as of September 30, 2024 at the top of page 24 appears to include shares related to the Public and Private Rights. Please explain the inclusion of such shares or revise as necessary.

Response

This comment has been resolved by revising the table to remove the Public and Private Rights since the table has been adjusted to exclude the impact of the Business Combination.

December 27, 2024

10.	Please revise to include a subtotal for “Bannix shares outstanding” in the Denominator adjustments (2) tabular disclosure on page 24 that agrees to the total Bannix shares outstanding shown in the Bannix historical net tangible book value table at the top of that page, as revised.

Response

This comment has been resolved by revising the total Bannix shares outstanding in the Denominator adjustments to agree to the total Bannix shares in the Bannix historical net tangible book value table at the top of page 23.

11.	We note the inclusion of shares underlying Bannix Public and Private Warrants in your adjusted net tangible book value calculations. Please tell us how you determined that the exercise of warrants is probable such that they should be included in your calculation of as adjusted net tangible book value. Alternatively, revise to remove this adjustment and instead include a footnote that separately addresses any potential sources of dilution that are not considered probable at or prior to the Business Combination.

Response

This comment has been resolved by removing the shares underlying the Bannix Public and Private Warrants from the adjusted net tangible book value calculations and including a footnote to the table.

12.	We note your revised ownership table and disclosure on page 25 and response to prior comment 7. Please revise to address the following. Revisions should be made elsewhere in the filing, as necessary.

●	Define your reference to Representative shares and include a definition in your glossary of terms on page 14.

●	Define your reference to Target non-affiliated public shareholders and clarify the holders of such shares.

●	Revise footnote (1) to separately disclose the number of shares and rights held by each entity included here, (e.g. the Sponsor, the Anchor Investors and Others), as applicable. Additionally, clarify whether this line item includes any shares held by former Bannix officers and/or directors and, if so, explain why such shares are not included in the line item for Former Bannix Officers and Directors.

●	Revise to ensure that your references in the charts and disclosures throughout the filing are the same and are clearly defined within your glossary of terms beginning on page 14. For example, you refer to Target Shareholders, Bannix public stockholders and Bannix officers and directors in some places while elsewhere you refer to Former Target Shareholders, Public Stockholders and Former Bannix Officers and Directors.

Response

We acknowledge the SEC’s comment and have revised the filing to address the requested definitions and disclosures:

1.	Definitions Added to the Glossary (Page 17):

o	“Representative shares”:

●	Defined as shares sold to the underwriter in the original IPO (I-Bankers Securities, Inc.).

o	“Target non-affiliated public shareholders”:

December 27, 2024

●	Defined as 2,020,573 VisionWave shares at closing, distributed among seven shareholders. Six of these shareholders will hold 286,921 shares each, representing less than 5% of VisionWave shares outstanding at closing, and the seventh shareholder will hold 299,045 shares, also representing less than 5% of VisionWave shares outstanding at closing.

●	Beneficial Owners:

●	Yuriy Shirinyan, Marieta Seiranova, Liliia Halushko, Vyacheslav Shirinyan, Natalia Galushko, Anatolii Halushko (each holding 286,921 shares).

●	Gary Shirinyan (holding 299,045 shares).

2.	Disclosure Added to Footnote (1):

o	The 2,041,600 shares consist of:

●	484,000 Sponsor shares.

●	961,600 Anchor investor shares.

●	596,000 Former Sponsor shares.

o	This total excludes shares held by former Bannix officers and directors.

These revisions ensure clarity and transparency regarding the definitions and composition of the disclosed share amounts.

13.	Please revise the fully diluted ownership chart on 26 to address the following:

●	Include the shares held by “Target non-affiliated shareholders” as a separate line item.

●	Include a footnote to “Sponsor and Other Insiders” indicating that this line item includes Representative Shares, Former Bannix Officers and Directors and Sponsor and Other Insiders, which are presented separately elsewhere in the filing.

●	Remove the reference to 475,000 Founder Shares held by the Sponsor in footnote

(1)	as such shares are not reflected within Bannix public shareholder shares.

Response

We acknowledge the SEC’s comment and confirm that we have revised the fully diluted ownership chart on page 26 as follows:

1.	Addition of Target Non-Affiliated Shareholders:

o	We have included ”Target non-affiliated shareholders” as a separate line item in the chart, reflecting their total holdings as described elsewhere in the filing.

December 27, 2024

2.	Footnote to Sponsor and Other Insiders:

o	We have added a footnote to the ”Sponsor and Other Insiders” line item, indicating that this category includes Representative Shares, Former Bannix Officers and Directors, and Sponsor and Other Insiders, which are presented separately in other sections of the filing.

3.	Removal of Incorrect Reference:

o	We have removed the reference to 475,000 Founder Shares held by the Sponsor in footnote (1), as these shares are not included within Bannix public shareholder shares.

These changes ensure that the chart on page 26 is consistent with the rest of the filing and adheres to SEC requirements.

14.	We note the disclosure on pages 26 and 27 regarding “Implied value per Holdings Common Stock - Post Closing.” Please revise to explain how you calculated each of the amounts shown in both tables, and include narrative disclosure describing any/all adjustments, inputs, assumptions, etc. In this regard, the guidance in Item 1604(c)(1) requires you to disclose, for each redemption level shown here, a statement of the company’s valuation at or above which the potential dilution results in the amount of non-redeeming shareholders’ interest per share being at least the IPO price per share of common stock.

Response

The disclosure has been revised by adding the disclosure of how the Implied value per share is calculated. Please refer to the tables on pages 23 and 24 which addresses the company’s valuation at or above which the potential dilution results in the amount of non-redeeming shareholder’s interest per share being at least IPO price per share of common stock.

What happens if a substantial number of the Public Stockholders exercise their redemption right?, page 30

15.	Your disclosure here reflects 19,697 Public Shares as remaining after Redemptions, which does not agree to your definition of the maximum redemption scenario under which all remaining public shares are redeemed. Please explain or revise.

Response

We acknowledge the SEC’s comment and have reviewed the discrepancy between the 19,697 Public Shares remaining after Redemptions and the definition of the maximum redemption scenario. To address this:

1.	Revised Disclosure:

o	If the maximum redemption scenario results in all public shares being redeemed, we have revised the disclosure to reflect 0 Public Shares remaining.

2.	Clarification Added to Filing:

o	We have added the following footnote:

●	“Regardless of the redemption scenario, the Company will issue 1/10 of the rights per the terms of the rights agreement at closing. In the maximum redemption scenario, the public shares at closing will total 690,000, reflecting only shares issued from the rights. In the no redemption scenario, the public shares at closing will total 690,000 + 324,748, reflecting both the original public shares and the shares issued from the rights.”

December 27, 2024

These revisions ensure clarity and consistency regarding the maximum redemption scenario and accurately reflect the treatment of public shares and rights issuance at closing.

Summary of the Proxy Statement/Prospectus, page 41

16.	We note your response to prior comment 8 and reissue the comment. Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and its promoters in connection with the de-SPAC transaction; the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and its promoters; and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Further, outside of the table, disclose the extent to which such compensation and securities issuances has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Response

We acknowledge the SEC’s comment and provide the following response:

1.	Compensation and Securities Disclosure:

o	Other than Douglas Davis, Chief Executive Officer and Co-Chairman of the Board, who receives compensation under an Executive Retention Agreement, and Subash Menon, a director with a conditional compensation agreement, no other parties affiliated with the Sponsor, its affiliates, or promoters have received or will receive any compensation, securities, or payment in connection with the de-SPAC transaction.

2.	Summary Compensation Table for Douglas Davis and Subash Menon:

o	The table below summarizes the disclosed compensation details:

Name and Position	Year	Stock Awards	Salary	Non-Equity Incentive Compensation	Total
Douglas Davis, CEO and Co-Chairman	2023	$—	$160,000	$—	$160,000
	2022	$—	$—	$—	$—
Subash Menon, Director	2023	$—	$—	$—	$200,000 (upon closing)

3.	Executive Retention and Letter Agreements:

o	On May 19, 2023, we entered into an Executive Retention Agreement with Mr. Davis, providing for an annual salary of $240,000.

o	Additionally, we entered into a letter agreement with Mr. Menon, providing for a payment of $200,000 upon the closing of a Business Combination for services rendered in connection with the review and advice pertaining to the proposed acquisition of Evie.

4.	Securities Issuances to Sponsor and Affiliates:

o	No securities have been or will be issued to the Sponsor, its affiliates, or its promoters, except as disclosed in the filing related to Sponsor ownership and rights.

December 27, 2024

5.	Dilution Impact Disclosure:

o	The disclosed compensation and securities issuances do not materially dilute the equity interests of non-redeeming shareholders, as no additional securities or compensation are tied to the Sponsor or its affiliates beyond the disclosed agreements with Mr. Davis and Mr. Menon.

Accounting Treatment, page 51

17.	Based on your response and revised disclosures to prior comment 9, it appears Target will appoint four of the seven directors of VisionWave and that three of the four planned officers of VisionWave are currently officers of Target. Accordingly, please tell us why you removed the statements that Target will appoint a majority of the board of directors and Target’s management will comprise the majority of VisionWave’s management in your consideration of the accounting treatment for the Business Combination. Additionally, we note your disclosure here and on pages 100, 127 and 133 do not include the same information. Please revise wherever you discuss accounting treatment for the merger to ensure your disclosures are consistent.

Response

We acknowledge the SEC’s comment and have reviewed the referenced pages (51, 100, 127, and 133). To ensure consistency, we have made the following revisions:

1.	Page 51: Reintroduced the statement that “Target will appoint a majority of the board of directors and Target’s management will comprise the majority of VisionWave’s management.”

2.	Page 127: Added the statement regarding Target’s role in appointing the majority of the board and comprising the management team to align with pages 51 and 100.

3.	Page 133: Similarly, added the statement to ensure consistency across the filing.

These revisions ensure that the accounting treatment discussion is consistent across all referenced sections, providing clear and accurate disclosure about the role of Target in the combined entity.

The Business Combination Proposal

Background of the Business Combination, page 92

18.	We note your revised disclosures in response to prior comments 10 and 11. Please revise to provide a more complete discussion regarding:

●	when Bannix or its affiliates first introduced Tokenize to Target or its affiliates and discussed incorporating the GBT Tokenize technology and patents with Target;

●	the operations, products, and technology of the Target, other than the patent portfolio acquired from GPT Tokenize, between Targets’ formation and the date of this prospectus;

●	how the acquisition of the entire right, title and interest of certain patents and patent applications from Tokenize impacted Target’s operations and how such technology was incorporated into Target’s existing products, if any, and the extent Target’s current operations rely mainly on the technology acquired from Tokenize; and

●	how you determined that Bannix was not involved in the formation of the Target, given the prior discussions and relationship with the Targets’ founder and CEO.

December 27, 2024

Finally, please file the valuation report identified on page F-67 as an exhibit.

Response

We acknowledge the SEC’s comment and provide the following response:

1.	When Bannix Introduced Tokenize to Target:

o	Bannix did not formally introduce Tokenize to Target or its affiliates. As disclosed, Yossi Attia, the founder of Target, had prior knowledge of Tokenize’s technology through his professional acquaintance with Tokenize’s CEO, Michael D. Murray, spanning several years.

o	Bannix’s previous transaction with Tokenize, related to the EVIE transaction (later terminated), was publicly disclosed via an 8-K filing and a preliminary 14A filing. These filings may have “reminded” or reintroduced Mr. Attia to Tokenize’s technology.

o	Despite these indirect influences, Mr. Attia’s engagement with Tokenize was independent of Bannix, and no formal introduction or facilitation was initiated by Bannix.

2.	Target’s Operations, Products, and Technology (Excluding Tokenize Patents):

o	Target operates in the defense and surveillance industry, with its activities focused on the development, testing, and commercialization of innovative technologies tailored to market-specific needs. In addition to its products, Target’s operations include the following:

o	Pilot Programs:
Target is actively engaged in a paid pilot programs with major contractors and clients, including a pilot funded by Leonardo DRS and another funded by Halcon. These pilots involve real-world testing of Target’s products and serve as precursors to potential large-scale procurement contracts.

o	Manufacturing Agreements:
While Target currently focuses on development and testing, it is finalizing arrangements with third-party manufacturers to scale production based on the outcome of the ongoing pilots.

o	Client Demonstrations and Marketing:
Target’s CEO has conducted multiple demonstrations of its technology, both domestically and internationally, to defense agencies and private clients. These demonstrations highlight the operational viability of its systems and have generated significant interest from potential buyers.

o	Ongoing Research and Development:
In addition to its current products, Target will invest in R&D to expand its technological capabilities. This includes enhancing its existing systems and exploring new solutions for defense and surveillance challenges.

o	Overview of Products: Target’s current products address various operational needs:

December 27, 2024

●	Counter Drone Interceptor Drone: Fully developed and tested in operational environments.

●	Illumination Drone: At the prototype stage; testing scheduled for early 2025.

●	Hybrid eVTOL UAS: Near completion, having successfully passed operational testing at TRL 8 (Technology Readiness Level- It is one step before full commercial deployment -TRL 9).

●	Super-Resolution Radar: Fully developed and integrated into pilot programs.

●	Event-Based Aerial Threat Detection System: Operational prototype undergoing real-world testing.

●	Vision-RF Imaging Technology: Fully operational and actively demonstrated to clients.

●	Remote Weapon Systems (RWS): Developed and undergoing pilot demonstrations.

o	These products and activities underscore Target’s operational readiness and its significant progress toward commercialization.

3.	Impact of Tokenize Patent Acquisition on Target’s Operations:

o	The acquisition of Tokenize’s intellectual property has enhanced Target’s capabilities:

●	Integration with Existing Products: Tokenize’s RF technology has improved the functionality of Target’s Vision-RF Imaging Technology and other systems.

●	Development of New Products: The acquired IP enables standalone solutions, such as RF-based detection systems that could surpass traditional RADAR technologies.

●	Operational Efficiency: Tokenize’s technology has increased the speed and scalability of Target’s systems, while also enabling future proprietary solutions.

o	While Target does not rely solely on Tokenize’s patents, the technology provides a critical enhancement to its operational capabilities and market potential.

4.	Bannix’s Role in Target’s Formation:

o	Bannix was not involved in the formation of Target. Target was established independently by Stanley Hills, which is wholly owned by Anat Attia and managed by Yossi Attia.

o	Bannix’s first formal engagement with Target occurred on January 10, 2024, when representatives of Bannix were introduced to Mr. Attia. This introduction occurred well after Target’s incorporation and had no influence on its formation.

December 27, 2024

We added this clarification on page 96.

5.	Filing of the Valuation Report:

o	We will file the valuation report identified on page F-67 as an exhibit with the next amendment to the S-4.

19.	We note your response to prior comment 10 and that you believe “each of the transactions surrounding the patents held by GBT Tokenize were held at arms- length.” Please provide us with a more detailed discussion supporting this belief. As part of your response, please consider the prior transaction and negotiations between GBT Tokenize, Bannix, and EVIE for the patent portfolio, the pre-existing relationships between all the parties and the Target, the fact that Target had not yet commenced operations when discussions first began, and any potential conflicts of interests.

Response

We acknowledge the SEC’s comment and provide the following detailed response to address the specific concerns:

1.	Prior Transactions and Negotiations:

o	On August 8, 2023, Bannix entered into a Patent Acquisition Agreement with GBT Tokenize as part of a proposed transaction involving EVIE Autonomous Group (“EVIE”). The EVIE transaction was subsequently terminated, which led to the termination of the related patent acquisition agreement.

o	Following this, Target independently pursued and finalized its acquisition of the GBT Tokenize technology in a completely separate transaction. This subsequent transaction was independent of the prior EVIE arrangement.

o	The decision by Target to acquire the patents was based on its own strategic evaluation and operational requirements, independent of Bannix.

2.	Pre-existing Relationships:

o	Management and Independence of GBT Tokenize:

●	GBT Tokenize, although a subsidiary of GBT Technologies (50% owned), operates independently and is managed exclusively by Michael Murray, who resigned as president of GBT to focus entirely on managing GBT Tokenize.

●	GBT Technologies itself was managed by Mansour Khatib, (Currently since December 2024 managed by Michael Murray as well) who has no involvement in the day-to-day operations of GBT Tokenize.

●	While GBT may have other ventures or collaborations, GBT Tokenize focuses solely on developing and monetizing its intellectual property.

o	Target’s Management:

●	Target was incorporated by Stanley Hills, a private company owned by Anat Attia and managed by her spouse, Yossi Attia.

December 27, 2024

●	Bannix is managed by its sponsor, led by Doug Davis, and has no direct or indirect relationship with Stanley Hills, Target, or their management.

●	As disclosed, Mr. Yossi Attia has known Tokenize and its CEO, Michael D. Murray, for several years. This relationship predates Bannix’s existence and any transactions involving the company.

3.	Target’s Status During Discussions:

o	Target had not commenced operations during the initial discussions regarding the acquisition of Tokenize’s technology. However, the incorporation and strategic vision for Target were independently initiated by Stanley Hills without any involvement from Bannix.

o	While Bannix’s prior public filings regarding the EVIE transaction may have indirectly reminded Mr. Attia of Tokenize’s technology, there was no formal introduction or facilitation by Bannix.

4.	Potential Conflicts of Interest:

o	There were no conflicts of interest between the parties involved in the transactions:

●	Bannix and Target operated independently at the time of negotiations.

●	There were no overlapping directors, officers, or shareholders between GBT Tokenize, Bannix, and Target.

●	Doug Davis, the CEO of Bannix, terminated his consulting agreement with GBT Technologies on March 31, 2023, ensuring no affiliation at the time of the patent acquisition.

●	Following the patent acquisition, Target engaged Dr. Danny Rittman, CTO of GBT, as a consultant and CTO for Target. This engagement was unrelated to Bannix and occurred after Target’s acquisition of the patents.

5.	Clarification of Relationships:

o	As previously disclosed, Bannix had no role in the formation or initial operations of Target.

o	The transactions between Target and GBT Tokenize were conducted independently and at arm’s length, without any influence or conflict stemming from Bannix or its affiliates.

We added the above disclosure to the S4. (page 96 and forward)

The Company Board’s Reasons for the Approval of the Business Combination, page 96

20.	We note your disclosure here that “[t]he Board was encouraged by Target’s history of delivering similar systems to military and security forces worldwide, validating its credibility and operational track record in the defense sector.” Please expand your disclosure here and elaborate more on Target’s history of delivering systems and its operational track record. In this regard, it appears Target has earned no revenues and has limited operations to date. In addition, please provide a more detailed discussion regarding the “significant due diligence” conducted by the Board and Bannix’s management on Target.

December 27, 2024

Response

We acknowledge the SEC’s comment and have made the following revisions and clarifications:

1.	Target’s Operational Track Record:

o	Upon review, the reference to Target’s “history of delivering similar systems to military and security forces worldwide” was based on the track records of Target’s key personnel, not the entity itself, as Target was incorporated in March 2024 and has not yet generated revenues.

o	To provide accurate and clear disclosures, we have removed the statement on page 96 regarding Target’s operational track record.

2.	Significant Due Diligence Conducted by Bannix Board and Management:

o	Bannix’s management and Board conducted an extensive due diligence process to evaluate Target’s potential, which included:

●	Knowledge from Previous Deal: Bannix management was already familiar with Tokenize’s intellectual property (IP) due to a prior transaction related to EVIE that did not proceed. This prior familiarity provided a foundational understanding of the value of Tokenize’s IP.

●	Review of Tokenize Patents: Bannix’s management reviewed and analyzed the full portfolio of patents acquired by Target, evaluating their technological value and application potential.

●	Third-Party Fairness Opinion: As part of its due diligence, Bannix hired a third-party advisor to provide a fairness opinion. This process is ongoing, and Bannix has participated in several detailed meetings with this advisor to evaluate Target’s technology, products, and contracts.

●	Presentations on Target’s Technology: Bannix’s management received more than five in-depth presentations on Target’s products, including their current capabilities, planned developments, and market applications.

●	Site Visits and Client Meetings: Bannix management participated in working meetings with Target’s strategic partners, including a two-day session at a confidential location in California owned by Leonardo DRS. These meetings included:

●	Discussions with Leonardo representatives about Target’s technology integration into existing defense solutions.

●	Interviews with other potential clients, such as Edge Group in the UAE, to explore Target’s international potential.

●	Access to Technical Documentation: Bannix was provided with access to Target’s blueprints, algorithms, product designs, and developmental plans to comprehensively evaluate the company’s technical capabilities and roadmap.

3.	Revised Disclosure in Filing:

o	The statement regarding Target’s track record has been removed from page 96.

December 27, 2024

o	A revised and detailed explanation of Bannix’s due diligence process, including the steps outlined above, has been included in the filing under “The Company Board’s Reasons for the Approval of the Business Combination.”

We added the following disclosure:

Bannix’s Board and management conducted significant due diligence on Target, including:

●	Leveraging prior knowledge of Tokenize’s IP from a potential earlier transaction.

●	Reviewing and analyzing the patents acquired by Target.

●	Engaging a third-party advisor for a fairness opinion and participating in detailed evaluation meetings.

●	Attending multiple in-depth presentations on Target’s products.

●	Participating in working meetings with Leonardo DRS representatives and interviewing other potential clients.

●	Reviewing Target’s technical documentation, including blueprints, algorithms, and product designs.
This rigorous due diligence process provided the Board with confidence in Target’s technological capabilities and strategic potential.

Unaudited Pro Forma Condensed Combined Financial Information, page 125

21.	We note from your response to prior comment 5 that you removed references to “VW” in your narrative disclosure here and instead refer to “Target” and “VisionWave” in reference to VisionWave Technologies, Inc. and VisionWave Holdings, Inc, respectively. However, we further note that the historical financial information column headings and the equity section in your pro forma financial statements on pages 128 to 130 continue to refer to “VW Holdings” and “VW.” Please revise accordingly.

Response

This comment has been resolved by revising the headings in the historical financial information column headings and the equity section in the proforma financial statements to refer to VisionWave Technologies, Inc. as “Target” and VisionWave Holdings, Inc. as “VisionWave”.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

22.           Revise this header to refer to the balance sheet as of September 30, 2024.

Response

This comment has been resolved by revising the header for the Pro Forma Balance Sheet to September 30, 2024.

December 27, 2024

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2a - Reconciliation of Bannix Statement of Operations, page 133

23.	Please revise to label the first column as “for the three months ended June 30, 2024” as this information agrees to Bannix’s June 30, 2024, Form 10-Q. Also, it appears the numbers in the last three line items are in the incorrect columns. In this regard, the loss before income taxes, provision for income taxes and net loss in the “Total” column should be in the middle column. The amounts included in the middle column for these line items should be in the left column, and the amounts in the left column should be in the right column. Please revise accordingly.

Response

This comment has been resolved by revising the heading in the first column on page 133 to “for the three months ended June 30, 2024” and revising amounts in the loss before income taxes, provision for income taxes, and net loss to be presented in the appropriate columns.This comment has been resolved by revising the heading in the first column on page 133 to “for the three months ended June 30, 2024” and revising amounts in the loss before income taxes, provision for income taxes, and net loss to be presented in the appropriate columns.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 133

24.	We note your revised disclosure and response to prior comment 16 regarding pro forma adjustment O. Please revise to clarify the terms of the promissory note that allow you to defer repayment under the maximum redemption scenario, and address when and how you intend to repay this note. In this regard, we note from disclosure elsewhere in the filing (e.g., page 36) that, should a business combination occur prior to the deadline date, the note must be repaid to EVIE.

Response

This comment has been resolved by revising the number of shares that can be redeemed in the maximum redemption scenario to ensure there is enough cash remaining in the Trust account to pay the EVIE promissory note at the closing of the Business Combination.

25.	We note your response to prior comment 17 regarding pro forma adjustment D. Please revise to reflect the issuance of the shares as VisionWave common stock rather than Bannix common stock. Similarly, pro forma adjustment H related to the conversion of rights should also be reflected as VisionWave common stock rather than Bannix common stock. Please revise.

Response

This comment has been resolved by reflecting the issuance of the shares as VisionWave and the conversion of Rights as VisionWave Shares.

26.	We note your revised disclosure and response to prior comment 19 regarding pro forma adjustment G. Please address the following:

●	Per disclosure on pages 6, 139 and F-6, you state the $200,000 due under the Securities Purchase Agreement will be forfeited upon a business combination. Revise or advise why you are repaying this amount under the no redemptions scenario.

December 27, 2024

●	Explain why the forgiveness of these amounts is reflected within additional paid- in capital rather than accumulated deficit in the maximum redemption scenario or otherwise revise.

●	You disclose on page 134 that you made an additional draw on “the promissory note” of $447,500 to pay Bannix transaction costs. Revise to address the date of this loan, identify which promissory note you utilized for the draw, and describe the terms of the loan including the terms related to repayment and/or forgiveness. Also, revise to include this information in your subsequent events footnote on page F-57 or otherwise advise why disclosure is not included in your financial statement footnotes.

●	Provide us with information related to each of the individual amounts included in your due to related party balance that will be repaid upon a business combination or forgiven upon a business combination under each scenario, as applicable, which reconciles to each of the individual amounts shown in your footnote disclosure on page F-24. For any amounts due that will be forgiven, ensure there is disclosure in your filing, including in the financial statement footnotes, that clarifies these terms.

Response

This comment has been resolved as follows:

●	The disclosure on page 6 and page 139 have been revised to remove the language regarding the forfeiture of the payment of the loan.

●	The forgiveness of the amounts due to related party have been removed from the pro forma adjustment.

●	The shares redeemed in the maximum redemption scenario have been revised to allow for the payment of the transaction costs at the closing of the business combination.

●	Adjustment H has been revised to provide specific detail as to the amounts in due to related parties that are reflected as paid at closing or reflected as deferred payment until after the closing of the business combination.

27.	We note your revise disclosure and response to prior comment 20 regarding pro forma adjustment I. Please relabel the $200,000 adjustment to “Due to related party” as pro forma adjustment I rather than pro forma adjustment L as currently shown.

Response

This comment has been resolved by revising the $200,000 adjustment “Due to Related Party” to the correct pro forma adjustment reference, now Adjustment H.

Other Information Related to the Company Directors and Executive Officers, page 139

28.	Please revise the business background information to detail the business experience for each of your executive officers and directors during the last five years, including specific dates and positions held and the names of the organizations/corporations in which such occupations and employment were carried out. Refer to

December 27, 2024

Item 401(e)(1) of Regulation S-K.

Response

As requested, we have revised the background information for each of the executive officers and directors.

Conflicts of Interest, page 144

29.	We note your disclosure here that Yossi Attia is the CEO of Target. However, elsewhere throughout the filing you disclose that Mr. Attia is the COO of Target and Noam Kenig is the CEO of Target. Please revise to clarify.

Response

We acknowledge the SEC’s comment and confirm that we have revised the disclosure throughout the filing to ensure consistency regarding the roles of Yossi Attia and Noam Kenig. Yossi Attia is consistently disclosed as the COO of Target. Noam Kenig is consistently disclosed as the CEO of Target. These revisions address the conflicting disclosures and ensure clarity throughout the document.

Business of Target, page 156

30.	We note your response to prior comment 9 that “Target’s robust business plan includes a significant contract with Leonardo DRS, which is expected to generate substantial revenue beginning in 2024. Additionally, Target has received a first order of a potential up to $100 million revenue rollout from Edge Group, reported to be among the top 3 manufacturers and suppliers of precision guided munitions. Based on their current operations and agreements, Target is well-positioned to start recognizing revenue as early as December 2024, with a strong pipeline of revenue generation throughout 2025.” Please revise your disclosure here to identify your strategic partners and customers, and to provide a discussion regarding the status of negotiations with Leonardo DRS and Edge Group including whether you have finalized any terms. In addition, to the extent true, revise here, and elsewhere as appropriate, to clearly disclose that Target has generated limited or no revenue to date.

Response

We acknowledge the SEC’s comment and, for clarification, have added a new subtitle, ”Target Strategic Partners and Customers, and Status”, under which the following information has been disclosed in the filing (added to page 159):

Target Strategic Partners and Customers, and Status

1.	DRS Sustainment Systems, Inc. Target has secured a formal purchase order from DRS Sustainment Systems, Inc., which includes:

o	A demonstration package featuring three DroneBullet interceptors, three Flares Illumination drones, and one Ai-See event-based aerial threats detection camera.

o	This purchase order is valued at $72,000, and delivery is scheduled for January 2025

o	DRS has formally approved Target as a vendor, reflecting significant progress in establishing a strong working relationship.

December 27, 2024

2.	Halcon Systems L.L.C.
Halcon issued a formal purchase order to Target for its RADAR technology, with an advance payment of $108,075 already invoiced. The total purchase order value is $216,150. Manufacturing is underway, with expected delivery and live-firing demonstration scheduled for Q1 2025.

3.	ARAN and Other Collaborations

o	Target has entered into a Memorandum of Understanding (MOU) with ARAN, a leading manufacturer specializing in Remote Control Weapon Stations (RCWS). The collaboration aims to integrate Target’s technology into RCWS solutions, leveraging offset programs for NATO members and other pre-approved clients.

o	Target is actively collaborating with the Israeli Ministry of Defense and other international clients to test and deploy its solutions in field operations.

Revenue Status

Target has begun generating limited revenue through the invoicing of its pilot programs with DRS and Halcon. Payments are expected to be received starting in January 2025, marking a significant milestone in transitioning from pre-revenue to revenue generation.

Intellectual Property, page 161

31.	Please revise to include the patent numbers and the material terms of the licenses for the intellectual property you have a right to use, and to clarify whether the patents have been approved or are still in the application process.

Response

We revised the disclosure to include the information as requested, we changed it from a table to a discussion about each patent make it clearer to the reader.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Target

Liquidity and Capital Resources, page 164

32.	You state in your response to prior comment 31 that “there are no related party interests between Tokenize and Target,” as of the date of the June 4, 2024, Avant transaction. As previously requested, tell us whether there were any related party interests among GBT Tokenize, GBT Technologies, Avant Technologies, Bannix, VisionWave, Target and/or any management or officers of any of these entities and revise your disclosures as necessary. In this regard, it appears Danny Rittman held officer positions at each of GBT Technologies, Inc., which owns 50% of Tokenize, Avant Technologies and Target. Additionally, tell us how you considered this to be an arms-length transaction given the apparent related party interest of Mr. Rittman with all three entities involved. Finally, provide us with detailed accounting analysis that supports your conclusion to recognize the shares at par value and record them as a Level 3 fair value asset on Target’s balance sheet, and reference all accounting guidance used in your analysis .

December 27, 2024

Response

We acknowledge the SEC’s comment and have carefully reviewed the relationships and transactions among GBT Tokenize, GBT Technologies, Avant Technologies, Bannix, VisionWave, Target, and any related parties or officers. To address this comment comprehensively and ensure clarity, we have included additional disclosure under the new title: ”No Related Party Transaction - Relationship Between All Parties” on page 164 of the revised filing. The disclosure addresses the relationships, the arms-length nature of the transactions, and the accounting treatment for the AVAI shares.

The accounting treatment for the AVAI shares issued as part of the intellectual property transaction was carefully evaluated in accordance with U.S. GAAP principles. The treatment reflects the following considerations and conclusions:

1. Initial Recognition:

○	The AVAI shares were recorded at par value, in alignment with ASC 820-10-35, which governs the fair value measurement of non-marketable securities.
○	This conservative approach was adopted due to the absence of readily determinable fair value, limited liquidity, and inherent risks associated with early-stage entities like AVAI.

2.     Fair Value Classification as Level 3 Assets:

○	Level 3 Inputs: The AVAI shares qualify as Level 3 assets because their valuation depends on unobservable inputs. AVAI shares are not actively traded, and the lack of market comparable reinforces their classification under this level.
○	Unobservable Inputs: Given AVAI's position as a relatively small company with limited trading activity, no direct market valuation could be reliably derived. The decision to assign par value minimizes the risk of overstating assets.
○	Supporting Accounting Guidance: ASC 820-10 emphasizes the need to utilize observable inputs wherever available. In the absence of such inputs for AVAI shares, management relied on par value as the most appropriate measure.

3.     Consideration of Related Party Impacts:

○	The independent nature of Target, Bannix, and AVAI ensures that the transaction is not classified as related party, avoiding potential conflicts of interest under ASC 850.
○	Even with Danny Rittman acting as a consultant for both AVAI and Target, he did not influence the valuation process. His role was limited to technical support post-transaction.

4.     Impairment and Risk Management:

○	Risk Mitigation: Assigning par value to the AVAI shares protects against volatility and ensures compliance with ASC 320, which requires a conservative approach when market uncertainty is high.
○	Impairment Review: The valuation is subject to periodic review under ASC 360, with adjustments made only if a more reliable valuation metric becomes available.

December 27, 2024

5.     Par Value Justification:

○	The rationale for recognizing the shares at par value is grounded in the following:
▪	AVAI shares, while providing potential upside, lack significant trading history or liquidity.
▪	The agreement terms reflect a strategic, long-term investment rather than immediate monetary gain.

Par value provides a neutral, conservative basis that aligns with professional accounting standards and auditor recommendations.

Certain Relationships and Related Party Transactions Due to Related Parties, page 179

33.	Please revise to disclose this information as of the current interim period ended September 30, 2024.

Response

We acknowledge the SEC’s comment. The disclosure has been revised to include the requested information as of the current interim period ended September 30, 2024. All references to financial or operational data have been updated accordingly to ensure consistency and accuracy throughout the filing.

Index to Financial Statements, page F-1

34.	We note your revised disclosure and response to prior comment 15 where you state there is no closing condition providing for minimum available cash. However, you still reference a minimum available cash condition in your footnote disclosures, including on pages F-12, F-68 and F-96. Please explain or revise accordingly.

Response

We acknowledge the SEC’s comment and confirm that there is no closing condition providing for minimum available cash. The disclosures on pages F-12, F-68, and F-96 have been revised to align with this fact. All references to a minimum available cash condition have been removed or corrected to ensure consistency throughout the filing.

Bannix Acquisition Corp. Notes to Unaudited Condensed Consolidated Financial Statements Note 1. Organization and Business Operations

Initial Business Combination, page F-9

35.	Please explain your statement that Bannix has until September 14, 2025 (unless extended) to complete a Business Combination, cease its operations and redeem 100% of the common stock included as part of the units sold in the initial public offering, or revise as necessary.

Response

We acknowledge the SEC’s comment and confirm that the statement regarding Bannix’s deadline to complete a Business Combination contained a typographical error. The year was incorrectly stated as 2025. This has been corrected to reflect the accurate deadline of September 14, 2024.

December 27, 2024

The disclosure has been updated throughout the filing to ensure consistency and accuracy. Thank you for bringing this to our attention.

VisionWave Technologies, Inc.

Notes to Unaudited Condensed Financial Statements Note 1. Organization, page F-67

36.	We note your revised disclosures on page 158 that Target has developed eight product lines that have reached prototype, and several of the products are at “technology readiness levels” indicating they are “ready for deployment and at production readiness levels.” Please tell us how you accounted for costs related to the development of these products and how they are reflected in your current financial statements. Also, revise as necessary to include your accounting policy disclosures related to such costs.

Response

We acknowledge the SEC’s comment and provide the following clarification:

1.	Expanded Disclosure on Operations and Product Status:
As part of our response to Comment 18, we expanded the disclosure to include detailed information about Target’s operations and the status of its products. This includes the readiness of certain product lines and their current levels of development and deployment.

2.	Accounting Treatment:
Costs related to the readiness of Target’s products commenced after October 1, 2024 and will be reflected in the next reporting period. This timeline ensures that the information presented in the financial statements is accurate and aligns with the actual commencement of development activities.

3.	Nature of Costs and Products: Target’s products are primarily existing technologies being enhanced or advanced using additional technology owned by Target. For example:

o	The readiness of the intercept drone requires the purchase of standard drones and programming them with Target’s proprietary technology.

o	The initial costs associated with acquiring these components and integrating the technology began on October 20, 2024.

4.	No Revision Required:
Since these costs were incurred after the reporting period covered in the financial statements (Page DF-67), they are not reflected in the current statements. The financial statements accurately represent the status of operations and costs as of the reporting date.

5.	Accounting Policy Disclosure:
We reviewed our accounting policy disclosures and determined that no revisions are necessary at this time, as the costs in question pertain to the subsequent reporting period. Future disclosures will include details of these costs and their impact on the financial statements for the relevant period.

December 27, 2024

Note 5. Commitments and Contingencies Executive Retention Agreements, page F-75

37.	You state here on April 30, 2024, you entered into a consulting agreement with Danny Rittman as “an individual consultant.” However, your disclosure on page 145 indicates that Mr. Rittman is the Chief Technology Officer (CTO) of Target. Please revise to disclose this fact here or otherwise advise.

Response

We acknowledge the SEC’s comment and confirm the following:

1.	Revision to Disclosure:
We have revised the disclosure on page 145 to clarify that Mr. Danny Rittman serves as an individual consultant to Target and is not formally designated as the Chief Technology Officer (CTO) of Target. This change ensures consistency across all references in the filing.

2.	Clarification of Role:
Mr. Rittman provides his expertise as a consultant, offering technical guidance and support for Target’s technological development and implementation. While he fulfills a critical advisory role, he does not hold an official officer position or formal CTO designation within the company.

3.	Updated Wording:
The revised wording ensures that Mr. Rittman’s role is accurately described throughout the document, avoiding any potential misunderstanding regarding his position or responsibilities within Target.

This update aligns the filing with Mr. Rittman’s actual relationship with Target and ensures that all disclosures are accurate and transparent. Thank you for bringing this to our attention.

VisionWave Technologies, Inc.

Notes to Consolidated Financial Statements Note 1. Organization, page F-85

38.	We note your response to prior comment 39, and your revised disclosure here and on pages F-67 and F-96. Your response indicates the fiscal year end for both Target and VisionWave is December 31. However, the disclosures noted state the fiscal year end for Target is March 31 and the fiscal year end for VisionWave is September 30. Please clarify and revise as necessary.

Response

We acknowledge the SEC’s comment and appreciate the opportunity to clarify the matter.

1.	Clarification of Fiscal Year Ends:

o	The fiscal year-end for Target is March 31, and the fiscal year-end for VisionWave is September 30.

o	The disclosures on pages F-67 and F-96 of the financial statements are accurate and correctly reflect these fiscal year ends.

December 27, 2024

2.	Correction of Prior Response:

o	Our response to prior Comment 39 mistakenly stated that both entities had a fiscal year end of December 31. This was an error, and we sincerely apologize for any confusion it may have caused.

3.	No Revision Necessary:

o	As the current disclosure in the S-4 is accurate, no revision is required in the filing.

Thank you for highlighting this inconsistency, allowing us to provide this clarification.

General

39.	Please provide a detailed legal analysis regarding whether the Target (or the combined company following the business combination) or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940. In your response, include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response

The Investment Company Act defines an investment company as an issuer which holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The exception from this definition provides that an issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Target and the combined company following the business combination does not hold itself out to be in the business of investing, reinvesting or trading securities. Further, Target and the combined company following the business combination is or will be primarily engaged in with a clear operational purpose of developing advanced quantum computing applications tailored for military and national security use cases. These applications, focused on AI-driven RF-based technologies, aim to redefine the capabilities of defense systems. The acquisition of the Target by VisionWave represents a foundational step in achieving these operational goals, as the Target’s intellectual property (IP) forms the technological basis upon which VisionWave will build its future operations.

Although Target holds securities in Avant! Technologies, Inc. (OTC: AVAI), Target’s acquisition of these securities was a one time event and the Target has no intention of acquiring additional securities except for acquisitions that would be synergistic to its current operations and would provide control to Target at closing of such transaction of which there is none at this time. Further, outside of Target’s one time event of acquiring shares of AVAI, it has not traded these securities or made any attempt to further acquire additional shares of AVAI or any other security.

Target’s (and the combined company following the business combination) robust business plan and operational focus demonstrate its status as an active operating company with fits within the stated exception to the definition of an investment company.

December 27, 2024

40.	We note your response to prior comment 41. We also note you continue to refer to the Sponsor and various affiliated parties inconsistently throughout your disclosures. For example,

●	You refer to “Sponsor and Other Insiders” in your ownership disclosures on pages 25, 26, 43, 55 127, 132 and 135.

●	You refer to “Sponsor and its Affiliates” in disclosure on pages 26, 27 and 65.

●	You refer to “Sponsor Related Parties” on pages 6 and 154.

You refer to “Bannix’s sponsor and other insiders” on page 24.

As previously requested, revise to use consistent terminology throughout and ensure the terms are defined in your glossary beginning on page 14.

Response

We have revised throughout to ensure consistency of the definitons with all changes.

**********************

December 27, 2024

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq.